December 28, 2004


Mail Stop 0409

VIA U.S. MAIL AND FAX (847) 913-0385

Mr. Dan A. DeCanniere
Chief Financial Officer
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL  60069

Re:	Hewitt Associates, Inc.
Form 10-K for the year ended September 30, 2004
File No. 001-31351


Dear Mr. DeCanniere:

      We have reviewed your December 22, 2004 response letter and have the following additional comment. As previously stated, this comment should be addressed in all future filings with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In your response to comment 3 we note that you analogize to SFAS
91 with respect to capitalized set-up costs. In addition, your accounting policy suggests that you capitalize third-party and internal costs that are specific, incremental and direct. This policy appears to be more in line with the guidance in paragraph 4 of FTB 90-1. Supplementally, tell us how your accounting policy is supported by the guidance in SFAS 91 rather than FTB 90-1. In addition, please explain how you have concluded that the labor costs capitalized are incremental.

*  *  *  *





	You may contact Josh Forgione, at (202) 824-5464, or Steven Jacobs, at (202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
Senior Staff Accountant


??

??

??

??

Hewitt Associates, Inc.
December 28, 2004
Page 1